14041387

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 67187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BCS Placements, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 Murray Street, No. 8
(No. and Street)

New York	NY	10007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Keith E. Butler **(212) 528-0852**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	Atlanta	Georgia	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

XJ 8/29/14

DJ 8/28/14

OATH OR AFFIRMATION

I, **Keith E. Butler**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **BCS Placements, LLC**, as of **June 30**, **2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

August 20, 2014

Notary Public

August 20, 2014

JERIKA ORTIZ
Notary Public, State of New York
Qualified in Kings County
No. 01OR6285245
My Commission Expires 07-01-2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

BCS PLACEMENTS, LLC
Financial Statements
For the Year Ended
June 30, 2014
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Member
BCS Placements, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of BCS Placements, LLC which comprise the statement of financial condition as of June 30, 2014 and the related statements of operations, member's equity, and cash flows for the year then ended, and the notes to the financial statements that are to be filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BCS Placements, LLC as of June 30, 2014 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

August 26, 2014
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

BCS PLACEMENTS, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2014

ASSETS

Cash and cash equivalents	$	2,560
Investments - securities owned		543,803
Office furniture and equipment, net of accumulated depreciation of $179,460		249,251
Other assets		486,363
Total Assets	$	1,281,977

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	56,607
Due to member		3,541
Total Liabilities		60,148
MEMBER'S EQUITY		1,221,829
Total Liabilities and Member's Equity	$	1,281,977

The accompanying notes are an integral part of these financial statements.

BCS PLACEMENTS, LLC
STATEMENT OF OPERATIONS
For the Year Ended June 30, 2014

REVENUES	
Dividend income	$ 494
Gain on sale and appreciation of securities owned, net	337,758
Total revenues	338,252
OPERATING EXPENSES	
Compensation	21,628
Communications	4,503
Occupancy	22,599
Other operating expenses	197,191
Total expenses	245,921
NET INCOME	$ 92,331

The accompanying notes are an integral part of these financial statements.

BCS PLACEMENTS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 92,331
Adjustments to reconcile net income to net cash provided by operations:	
Charge off of related party receivable	60,229
Unrealized appreciation of securities owned	(4,502)
Depreciation expense	21,145
Increase in accounts payable and accrued expenses	27,616
NET CASH PROVIDED BY OPERATING ACTIVITIES	196,819
CASH FLOW FROM INVESTING ACTIVITIES:	
Increase in investments, net	(494,689)
NET CASH USED BY INVESTING ACTIVITIES	(494,689)
CASH FLOW FROM FINANCING ACTIVITIES:	
Advances to member, net	(3,944)
Distributions to member	(814,734)
Capital contributions	1,079,264
NET CASH PROVIDED BY FINANCING ACTIVITIES	260,586
NET DECREASE IN CASH AND CASH EQUIVALENTS	(37,284)
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	39,844
End of year	$ 2,560
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid for interest	$ 3,484
Capital contributions of listed call options	$ 730,120
Capital contribution of expenses paid by member	$ 8,817
Distributions to member of listed call options	$ 566,850

The accompanying notes are an integral part of these financial statements.

BCS PLACEMENTS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended June 30, 2014

	Contributed Capital	Undistributed Earnings	Total Member's Equity
Balance, June 30, 2013	$ 801,946	$ 63,022	$ 864,968
Capital contributions:			
Expenses paid by member	8,817		8,817
Cash	340,327		340,327
Securities – call options	730,120		730,120
Distributions to member:			
Cash		(247,884)	(247,884)
Securities – call options		(566,850)	(566,850)
Net income		92,331	92,331
Balance, June 30, 2014	$ 1,881,210	$ (659,381)	$ 1,221,829

The accompanying notes are an integral part of these financial statements.

BCS PLACEMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
June 30, 2014

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: BCS Placements, LLC (the "Company") is a broker-dealer that focuses on raising private equity from institutional investors. The Company is organized as a limited liability company in the state of New York with no finite termination date. The Company's operations are located in New York, New York. It is approved as a securities broker by the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), and the state of New York.

Revenue Recognition: The Company recognizes revenues at the time fees are earned in accordance with the terms of the service agreements with its clients. This occurs when the Company has provided all services and has no further obligations under the agreement, or when certain benchmarks described in the agreement are met, resulting in an irrevocable right to receive revenues.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Office Furniture, Equipment and Leasehold Improvements: Office furniture, equipment and leasehold improvements are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company is a single-member limited liability company and is not recognized as a reporting entity under the Internal Revenue Code for taxation purposes. Accordingly, the Company does not file a separate income tax return. The effects of the Company's operations are passed through to the member for taxation purposes.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2010.

BCS PLACEMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
June 30, 2014

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations: The decrease in accounts receivable that represents a substantial part of positive cash flow for 2013 was collected from one client and consist of balances due under a private placement agreement.

Commissions and retainers revenues were earned from two customers during 2013.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Owned: Securities owned consist of investments in publically traded common stocks that are valued at market value. The resulting difference between cost and market (or fair value) is included in the statement of operations.

Date of Management's Review: Subsequent event were evaluated through August 26, 2014 which is the date the financial statements were available to be issued.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2014, the Company had net capital of $102,638, which was $97,638 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .59 to 1.0.

NOTE C — INVESTMENTS - SECURITIES OWNED

The Company's investments in common stocks are carried at fair value based on quoted market sources.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

BCS PLACEMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
June 30, 2014

NOTE C — INVESTMENTS - SECURITIES OWNED (CONTINUED)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2014.

	Fair Value Measurements June 30, 2014	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Investment securities available for sale				
Common stocks	$ 20,203	$ 20,203		
Listed call options	523,600	523,600		
	$ 543,803	$ 543,803	$ -	$ -

Fair value of investment securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges when available. If quoted prices are not available, fair value is determined using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

During the year ended June 30, 2014, the unrealized holding gain on such securities of $4,502 is presented in the statement of operations.

NOTE D – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Leasehold improvements	$ 359,864
Office equipment	38,786
Furniture and fixtures	30,061
	428,711
Less accumulated depreciation	(179,460)
Net property and equipment	$ 249,251

NOTE F – RELATED PARTY TRANSACTIONS

The Company utilizes office space that is owned by its sole member. During the year ended June 30, 2014, the Company paid approximately $22,600 to or on behalf of the sole member for use of this space. The leasehold improvements included in property and equipment are in the member-owned office space that is occupied by the Company.

NOTE G – OTHER ASSETS

Other assets consist of various pieces of collectible art that are recorded at cost. No depreciation has been recorded due to the lack of determinable economic life. The cost of this art at June 30, 2014 was $486,348.

SUPPLEMENTAL INFORMATION

SCHEDULE I
BCS PLACEMENTS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF JUNE 30, 2014

NET CAPITAL:

Total member's equity	$1,221,829
Less nonallowable assets:	
Office furniture and equipment	249,251
Other assets	486,363
	735,614
Net capital before haircuts	486,215
Less haircuts on securities positions	383,577
Net capital	102,638
Minimum net capital required	5,000
Excess net capital	$ 97,638
Aggregate indebtedness	$ 60,148
Net capital based on aggregate indebtedness	$ 4,010
Ratio of aggregate indebtedness to net capital	.59 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF JUNE 30, 2014

There is no significant difference between net capital as reported in Part IIA of Form X-17A-5 and net capital as computed above.

BCS PLACEMENTS, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule as the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Member
BCS Placements, LLC

In planning and performing our audit of the financial statements of BCS Placements, LLC, for the year ended June 30, 2014, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by BCS Placements, LLC, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2014 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

August 26, 2014
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC